As filed with the Securities and Exchange Commission on November 20, 2023

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act Of 1934

Amendment No. 1

NexPoint Capital, Inc.

(Name of Subject Company (Issuer))

NexPoint Capital, Inc.

(Name of Filing Person (Issuer))

Common stock, par value $0.001

(Title of Class of Securities)

65341M 102

(CUSIP Number of Securities)

Dustin Norris

NexPoint Capital, Inc.

300 Crescent Court, Suite 700

Dallas, Texas 75201

Telephone: (844) 485-9167

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Jon-Luc Dupuy

K&L Gates, LLP

1 Lincoln Street

Boston, MA 2111

Telephone: (617) 261-3146

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by NexPoint Capital, Inc., a Delaware corporation (the “Company”), on November 17, 2023 (the “Schedule TO”), relating to the Company’s offer to purchase for cash up to 2.5% of its outstanding shares of common stock, $0.001 par value (the “Stock”), upon the terms and conditions set forth in the Offer to Purchase dated November 17, 2023 (the “Offer to Purchase”) and in the Company’s related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, the “Offer”), copies of which have been previously filed as Exhibits (a)(1)(ii) and (a)(1)(i) to the Schedule TO, respectively.

This Amendment is being filed solely to amend the Schedule TO and the Offer to correct a scrivener’s error in the Company’s estimated total cost, as noted below. Except as otherwise noted below, no changes have been made to the Schedule TO or the Offer. This Amendment should be read in conjunction with the Schedule TO and the Offer. All capitalized terms used herein have the same meanings as given in the Schedule TO and the Offer.

The Schedule TO and the Offer are hereby amended to replace all references to the Company’s estimated total cost as shown below:

“If the Company purchased 2.5% or 235,229.042 Shares at the NAV Per Share price of $5.21, as of October 17, 2023, the Company’s total cost, not including fees and expenses incurred in connection with the offer, would be approximately $1,225,543.31, plus any unpaid dividends accrued through the Expiration Date.”

EXHIBITS.

Exhibit No.	Document

(a)(1)(i)	Form of Letter of Transmittal.*

(a)(1)(ii)	Offer to Purchase dated November 17, 2023.*

(a)(1)(iii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Form of Notice of Withdrawal.*

(a)(1)(v)	Form of Notice of Guaranteed Delivery.*

(a)(5)(i)	Press Release issued on November 17, 2023.*

107	Filing Fee Table.*

*	Incorporated herein by reference to the Company’s Schedule TO filing on November 17, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NexPoint Capital, Inc.

By:	/s/ Frank Waterhouse
Name:	Frank Waterhouse
Title:	Treasurer, Principal Accounting Officer and Principal Financial Officer

Dated as of: November 20, 2023

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